August 21, 2009

By U.S. Mail and facsimile (413) 592-5097

William J. Wagner
Chairman of the Board, President and Chief Executive Officer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 10-Q for June 30, 2009**
> **Definitive Proxy Statement filed April 13, 2009**
> **File Number 000-51996**

Dear Mr. Wagner:

We have reviewed your correspondence filed with the Commission on July 13, 2009 and have the following additional comments. Where indicated, we think your documents should be revised in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. Please refer to our previous comment 12 in our letter dated April 30, 2009. As requested, please provide the time horizon over which you predict recovery of these assets. Please provide additional specific detail describing more fully the information considered by management in determining that your equity portfolio was not other-than-temporarily impaired.

2. Please specifically tell us and disclose in future filings what time frame you consider to be the "near term" for purposes of evaluating other-than-temporary impairment.

3.   Please refer to our previous comment 13 in our letter dated April 30, 2009. We note your disclosure regarding four of the collateralized mortgage obligation bonds. Please specifically clarify whether any of the remaining securities are sub-investment grade, or collateralized by sub-prime or alt-a loans. Please disclose any additional information you may have considered in determining whether these securities were other-than-temporarily impaired in addition to whether the interest payments are current, i.e. investment grade and changes, default rates, the tranche owned by the company as compared to the collateral, etc.

4.   Please refer to our previous comment 3 in our letter dated June 22, 2009. We have reviewed the information provided in Exhibits A through F. Please address the following:

   a. We note in your response that certain of your analyses incorporate lengthy time horizons or rely on indefinite time horizons, such as those included in the second and last category of investments in Exhibit A and the investments included in Exhibit E. SAB Topic 5M states that the phrase other-than-temporary does not mean permanent. Additionally, the Staff believes that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate. Please tell us whether the use of a more reasonable forecast period would materially impact your financial statements, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009, and June 30, 2009 Form 10-Q.

   b. On a related note, some of the documentation underlying your other-than-temporary analysis, such as the first page of Exhibit B, appears to be prepared using a "permanent impairment" model rather than an "other-than-temporary impairment" model. Please update your analysis accordingly.

   c. We have also noted that other evidence included in your analyses is vague and includes assumptions for which there is no or little objective supporting evidence as to occurrence or timing, such as certain of the information included in investment 3 in Exhibit E. The Staff believes that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period should not be included in the assessment of recoverability. Further, as the severity and/or duration of the impairment increases, the evidence required to support that it is not other-than-temporary increases accordingly. Therefore, please tell us whether you believe your assessment of other than temporary impairment would change if you excluded information that is not reasonably expected to occur within a more reasonable recovery period. Please tell us whether this change would have a material impact on your financial results, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009, and June 30, 2009 Form 10-Q.

    d. SAB Topic 5M states that a decline in value can occur for various reasons, including general market conditions. Therefore, an other than temporary impairment may occur on securities that are in an unrealized loss position due to factors attributable to general market conditions, factors that are issuer specific, or both. Please tell us if your assessment of whether an other than temporary loss has occurred for those securities that have experienced declines in value due to general market conditions, such as certain of the securities included in the general information for all groups of investments included in Exhibits A and B, would change if you considered a decline in general market conditions to be other than temporary.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Rebekah Moore at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Marc Levy, Esq.
        Facsimile (202) 362-2902